January 23, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Brion R. Thompson, Esq.

Re:	Proxy Statements on Schedule 14A for the following Funds:

File No.

John Hancock Bank and Thrift Opportunity Fund	811-08568
John Hancock Bond Trust	811-03006
John Hancock California Tax-Free Income Fund	811-05979
John Hancock Capital Series	811-01677
John Hancock Current Interest	811-02485
John Hancock Equity Trust	811-04079
John Hancock Funds III	811-21777
John Hancock Income Securities Trust	811-04186
John Hancock Investment Trust	811-00560
John Hancock Investment Trust II	811-03999
John Hancock Investment Trust III	811-04630
John Hancock Investors Trust	811-04173
John Hancock Municipal Securities Trust	811-05968
John Hancock Patriot Premium Dividend Fund II	811-05908
John Hancock Preferred Income Fund	811-21131
John Hancock Preferred Income Fund II	811-21202
John Hancock Preferred Income Fund III	811-21287
John Hancock Series Trust	811-03392
John Hancock Sovereign Bond Fund	811-02402
John Hancock Strategic Series	811-04651
John Hancock Tax-Advantaged Dividend Income Fund	811-21416
John Hancock Tax-Advantaged Global Shareholder Yield Fund	811-22056
John Hancock Tax-Exempt Series Fund	811-05079
John Hancock World Fund	811-04932

Ladies and Gentlemen:

     We received comments from the Staff of the Securities and Exchange Commission (the “SEC”), pursuant to a phone conversation on January 15, 2009, regarding each Fund’s

Securities and Exchange Commission January 23, 2009 Page 2

preliminary proxy statement on Schedule 14A, which was filed on January 9, 2009. We responded to those comments in a letter dated January 21, 2009. On January 22, 2009, we discussed with the Staff one further comment, which is described below.

     We respectfully submit this response letter on behalf of the Funds. We have, for the Staff’s convenience, repeated below the comment that we received, followed immediately by the firm’s response as Fund counsel. The comment and our response, as summarized below, applies to all of the Funds. The Funds intend to file definitive proxy statements including the following response as soon as practicable.

Comment:

     In accordance with the Instructions to Item 22(a)(3)(iv) of Schedule 14A, disclose that the proposed revisions to the Funds’ advisory agreements would not result in any changes to the Funds’ fees and expenses that would be reflected in a pro forma fee table.

Response:

     In response to the staff’s comment, in the discussion of the proposal to revise the Funds’ advisory agreements, the following statement regarding the effect of the revised agreements on the Funds’ overall expenses will be amended to read as follows (amended language in bold):

The revisions to the Advisory Agreement will not result in
any change in advisory fee rates or the level or quality of
advisory services provided to the Funds, and will not
materially increase the Funds’ overall expense ratios.
Accordingly, the revisions to the Advisory Agreement
would not result in any changes to the information
presented in an annual operating expense table
summarizing each Fund's expenses.

General Comments and Responses Thereto

     It was requested that each Fund provide the following representations in its response to comments:

In connection with this filing, each Fund acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission January 23, 2009 Page 3

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

     As previously noted, we intend to file definitive copies of the proxy, including the response outlined above, once the staff’s comments are resolved. We appreciate your continued cooperation in preparing these proxy statements.

     Thank you for your prompt attention to these matters. If you have any questions, please call me at (617) 261-3240 or Mark P. Goshko at (617) 261-3163.

Sincerely, /s/ George P. Attisano George P. Attisano

Cc:	Thomas M. Kinzler
Alfred P. Ouellette
David D. Barr
Mark P. Goshko